SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-11174
CUSIP NUMBER 553477100

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I — REGISTRANT INFORMATION

MRV Communications, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

20415 Nordhoff Street
Address of Principal Executive Office (Street and Number)

Chatsworth, CA 91311
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MRV Communications, Inc. (the “Company”) filed its Annual Report on Form 10-K for the year ended December 31, 2008 on October 8, 2009 due to the restatement of its financial statements for prior periods.  It is presently finishing up the completion of its three Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2009.  The Company is making every effort to file the three quarterly reports as soon as practical.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jennifer Hankes Painter	(818)	773-0900
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No

	The Company is delinquent in the filing of its quarterly reports on Form 10-Q for the quarters ended March 31 and June 30, 2009.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Attached as Exhibit A, please find the Company’s press release dated November 9, 2009 announcing its financial results for the three and nine months ended September 30, 2009.

MRV Communications, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned, hereunto duly authorized.

Date:	November 10, 2009

MRV COMMUNICATIONS, INC.

		By:	/s/ Noam Lotan
Noam Lotan
Chief Executive Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

2

Exhibit A

MRV Announces Third Quarter and Nine Months 2009 Financial Results

Q3 Bottom Line Results Near Breakeven

CHATSWORTH, CA — Nov. 9, 2009 — MRV COMMUNICATIONS, INC. (Pink Sheets: MRVC), today announced financial results for the third quarter and nine months ended September 30, 2009.

“We are pleased to share our year-to-date results with you today. The third quarter results demonstrate improved revenue and gross margin, and reduced operating expenses. Importantly, expense reduction and gross margin improvement were realized in each of our three business units, generating near break-even results for the quarter,” commented Noam Lotan, Chief Executive Officer of MRV.

“Our first quarter 2009 results were significantly affected by the global economy and we believe that our markets have not yet fully recovered. However, we are encouraged by our sequential quarterly performance throughout the year,” said Lotan.

“MRV has focused on maintaining market share and improving efficiencies without sacrificing innovation.  Consistent profitability is very much a priority and we will continue our efforts to strike this balance. Our finance team continues its dedicated work to return the company to current filer status with the SEC and we are getting very close to achieving this. I would like to thank our management team and employees, worldwide, for their dedicated contributions,” continued Lotan.

Consolidated Results

Revenue for the third quarter was $128.9 million, compared with revenue of $119.6 million in the preceding quarter and $130.6 million in the third quarter of the prior year.  All three business segments contributed to the sequential growth. Revenue for the nine months ended September 30, 2009 was $366.8 million, compared with $403.8 million for the same period in the prior year.

Third quarter 2009 gross margin was 29 percent, compared with 26 percent reported in the third quarter of 2008. Gross margin for the nine months ended September 30, 2009 was 26 percent, compared with 29 percent in the same period of the prior year. The year-to-date consolidated gross margin was impacted by a decrease in Source Photonics margin in the beginning of the year, partially offset by improvements in Network Integration and Network Equipment, and began to recover in the second quarter of 2009.

The Company reported a net loss of $0.5 million in the third quarter of 2009, or $0.00 per share, which included share-based compensation charges of $0.6 million.  This compares with a net loss of $9.9 million, or ($0.06) per share in the comparable period of 2008, which included share-based compensation charges of $1.0 million.

For the nine months ending September 30, 2009, MRV reported a net loss of $21.6 million, or ($0.14) per share, and a net loss of $12.8 million, or ($0.08) per share in the comparable period of 2008, including $1.6 million and $3.5 million in share-based compensation charges, respectively.

Operating Segment Results

The Network Equipment group reported revenue of $24.9 million, $23.3 million and $26.6 million for the first, second and third quarters of 2009, respectively, totaling $74.8 million for the nine months ended September 30, 2009, compared with $95.7 million for the same period in the prior year.  A reduction in sales in North America negatively impacted revenue year-over-year results. Strong growth from the second quarter 2009 to the third quarter 2009 was driven by our aerospace and defense business.

The Network Integration group reported revenue of $47.8 million, $48.7 million and $49.3 million in the first, second and third quarters 2009, respectively, totaling $145.8 million for the nine months ended September 30, 2009, compared with $164.3 million for the same period in the prior year.  The year-over-year decrease was primarily attributed to the effect of currency exchange rates.

The Optical Components group reported sequential and year-over-year revenue growth in the third quarter 2009.  Revenue in the first, second and third quarters of 2009 was $48.0 million, $50.1 million and $55.9 million, respectively, totaling $154.0 million for the nine months ended 2009, compared with $155.2 million in the same period of the prior year.

Conference Call

MRV will host a conference call to discuss its third quarter and nine months 2009 financial results today at 5:00 p.m. Eastern time (2:00 p.m. Pacific time).  For parties in the United States and Canada, call 877-941-2321 to access the conference call.  International parties can access the call at 480-629-9714. MRV will offer its live audio broadcast of the conference call, along with the financial presentation, on the MRV Investor website at http://ir.mrv.com. For replay information, please visit the MRV Investor website.

The Company plans to file its Quarterly Reports on Form 10-Q for the interim periods of 2009 shortly.  These Quarterly Reports are subject to customary quarterly review procedures by the Company’s independent registered public accounting firm.  As such, these results are subject to revision until the Quarterly Reports are filed with the SEC.

Forward-Looking Statements

This press release contains statements regarding future financial and operating results of MRV, management’s assessment of business trends, specifically MRV’s position to take advantage of key emerging industry trends and management’s expectations regarding those trends, and other statements about management’s future expectations, beliefs, goals, plans or prospects and those of the market segments in which MRV is engaged that are based on management’s current expectations, estimates, forecasts and projections about MRV and its consolidated businesses and the respective market segments in which MRV’s businesses operate, in addition to managements’ assumptions. Statements in this press release regarding MRV’s future financial and operating results, and on-going efforts to become current in its filings with the Securities and Exchange Commission, which are not statements of historical facts, constitute forward- looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Words such as “expects,” “anticipates,” “envisions,” “estimates,” “targets,” “intends,”

“plans,” “believes,” “seeks,” “should,” “forecasts,” “projects,” variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance or that the events anticipated will occur or that expected conditions will remain the same or improve.  These statements involve certain risks, uncertainties and assumptions, the likelihood of which are difficult to assess and may not occur, including risks that MRV will experience delays in becoming current with its filings with the SEC, that each of its business segments may not make the expected progress in its respective market, and that management’s long term strategy may not achieve the expected results. Other risks and uncertainties relate to potential changes in relationships with MRV’s customers and suppliers and their financial condition, MRV’s success in developing, introducing and shipping product enhancements and new products, increased competition in our market segments, market acceptance of new products, continued market acceptance of existing products and continued success in selling the products of other companies, product price discounts, the timing and amount of significant orders from customers, obsolete inventory or product returns, warranty and other claims on products, the continued ability of MRV to protect its intellectual property rights, changes in product mix, maturing product life cycles, implementation of operating cost structures that align with revenue growth, political instability in areas of the world in which MRV operates, currency fluctuations, changes in accounting rules, general economic conditions, as well as changes in such conditions specific to our market segments, risks of manufacturing and maintaining intellectual property rights in Asia, litigation related to MRV’s historical stock option granting practices and its acquisition of Fiberxon, Inc., and maintenance of our inventory and production backlog.  Therefore, actual outcomes, performance and results may differ from what is expressed or forecast in such forward-looking statements, and such differences may vary materially from current expectations.

All information in this release is as of November 9, 2009.  MRV undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in MRV’s expectations.

About MRV Communications, Inc.

MRV Communications, Inc. is a leading networking company with a full line of packet-optical transport (“POTS”), carrier Ethernet, 40G and out-of-band networking equipment, services and optical components for high-speed carrier and enterprise networks and specialized aerospace, defense and other communications networks. MRV’s networking business provides equipment for commercial customers, governments and telecommunications service providers. MRV markets and sells its products worldwide, with operations in Europe that provide network system design, integration and distribution. The Company’s optical components business which provides optical communications components for access and Fiber-to-the-Premises applications operates under the Source Photonics brand. For more information about MRV and its products, please call (818) 773-0900 or visit www.mrv.com and www.sourcephotonics.com.

Investor Relations	The Blueshirt Group for MRV
MRV Communications, Inc.	Maria Riley
Investor Relations	(415) 217-2631
(818) 886-MRVC (6782)	maria@blueshirtgroup.com
ir@mrv.com

MRV Communications, Inc.

Statement of Operations

(In thousands, except per share data)

	Three Months Ended			Nine Months Ended
	March 31,	June 30,	September 30,	September 30,	September 30,
(in thousands, except share and per share data)	2009	2009	2009	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$118,308	$119,632	$128,871	$366,811	$403,790
Cost of goods sold	94,622	86,590	91,095	272,307	287,248
Gross profit	23,686	33,042	37,776	94,504	116,542
Gross margin	20%	28%	29%	26%	29%

Operating costs and expenses:
Product development and engineering	9,145	8,433	9,261	26,839	30,106
Selling, general and administrative	28,365	25,465	25,087	78,917	95,534
Amortization of intangibles	564	564	564	1,692	1,870
Total operating costs and expenses	38,074	34,462	34,912	107,448	127,510
Operating income (loss)	(14,388)	(1,420)	2,864	(12,944)	(10,968)

Interest expense	(897)	(775)	(689)	(2,361)	(3,047)
Other income (expense), net	2,502	(1,219)	(195)	1,088	3,620

Income (loss) before taxes	(12,783)	(3,414)	1,980	(14,217)	(10,395)
Provision for income taxes	2,008	1,737	2,179	5,924	2,413
Net loss	$(14,791)	$(5,151)	$(199)	$(20,141)	$(12,808)

Net income attributable to noncontrolling interest	547	581	338	1,466	6
Net loss attributable to MRV stockholders	$(15,338)	$(5,732)	$(537)	$(21,607)	$(12,814)

Net income (loss) per share:
Basic and diluted	$(0.10)	$(0.04)	$(0.00)	$(0.14)	$(0.08)

Weighted average number of shares:
Basic and diluted	157,447	157,530	157,584	157,521	157,284

MRV Communications, Inc.

Balance Sheet

(In Thousands)

	March 31,	June 30,	September 30,
	2009	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$59,628	$65,367	$67,888
Short-term marketable securities	10,052	6,527	8,598
Time deposits and restricted cash	1,712	1,771	14,025
Accounts receivable, net	121,752	123,781	128,748
Inventories	78,461	78,293	80,206
Deferred income taxes	1,391	1,782	1,517
Other current assets	36,988	38,060	43,913
Total current assets	309,984	315,581	344,895
Property and equipment, net	25,058	25,816	26,535
Goodwill	25,023	26,642	28,446
Other intangible assets	8,995	8,431	7,867
Deferred income taxes	1,912	2,029	1,969
Other assets	5,542	5,653	5,757
Total assets	$376,514	$384,152	$415,469

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term obligations	$43,268	$58,329	$77,979
Deferred consideration payable for Fiberxon	30,036	30,036	30,036
Accounts payable	89,409	78,858	82,326
Accrued liabilities	37,156	36,091	39,364
Deferred revenue	12,565	16,100	15,524
Other current liabilities	4,149	4,751	5,424
Total current liabilities	216,583	224,165	250,653
Other long-term liabilities	8,407	9,164	9,238
Commitments and contingencies
MRV stockholders’ equity	146,069	144,976	149,142
Noncontrolling interests	5,455	5,847	6,436
Total liabilities and stockholders’ equity	$376,514	$384,152	$415,469